Exhibit 99.1

CYREN LTD. AND ITS SUBSIDIARIES

INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2016

U.S. DOLLARS IN THOUSANDS

UNAUDITED

INDEX

Page

Condensed Consolidated Balance Sheets	2 - 3

Condensed Consolidated Statements of Operations	4

Condensed Consolidated Statements of Comprehensive Loss	5

Condensed Statements of Changes in Shareholders' Equity	6

Condensed Consolidated Statements of Cash Flows	7 - 8

Notes to Interim Condensed Consolidated Financial Statements	9 - 15

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CYREN LTD. AND ITS SUBSIDIARIES

CONDENSED CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands

	September 30,	December 31,
	2016	2015
	Unaudited
ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$12,438	$16,379
Trade receivables, net	3,685	3,849
Prepaid expenses and other receivables	1,009	949

Total current assets	17,132	21,177

LONG-TERM ASSETS:
Intangible assets, net	10,629	10,264
Goodwill	20,211	19,864
Severance pay fund	641	700
Lease deposits	340	79
Property and equipment, net	2,251	2,321

Total long-term assets	34,072	33,228

Total assets	$51,204	$54,405

The accompanying notes are an integral part of the interim consolidated financial statements.

CYREN LTD. AND ITS SUBSIDIARIES

CONDENSED CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands, except share and per share data

	September 30,	December 31,
	2016	2015
	Unaudited
LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:
Trade payables	$653	$603
Credit line	-	4,169
Employees and payroll accruals	2,284	2,500
Accrued expenses and other liabilities	719	764
Earn-out consideration	2,411	2,346
Deferred revenues	5,049	3,269

Total current liabilities	11,116	13,651

LONG-TERM LIABILITIES:
Deferred revenues	2,387	824
Deferred tax liability	1,488	1,627
Accrued severance pay	820	824
Other liabilities	134	131

Total long-term liabilities	4,829	3,406

COMMITMENTS AND CONTINGENCIES

SHAREHOLDERS' EQUITY:
Ordinary shares nominal value ILS 0.15 par value - Authorized: 55,353,340 shares at September 30, 2016 and December 31, 2015; Issued: 40,353,953 shares at September 30, 2016 and December 31, 2015; Outstanding: 39,166,552 and 39,121,198 shares at September 30, 2016 and December 31, 2015, respectively	1,497	1,497
Additional paid-in capital	216,065	215,318
Treasury shares – 1,187,401 and 1,232,755 Ordinary shares at September 30, 2016 and December 31, 2015, respectively	(3,896)	(4,064)
Accumulated other comprehensive loss	(1,988)	(2,390)
Accumulated deficit	(176,419)	(173,013)

Total shareholders' equity	35,259	37,348

Total liabilities and shareholders' equity	$51,204	$54,405

The accompanying notes are an integral part of the interim consolidated financial statements.

CYREN LTD. AND ITS SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

U.S. dollars in thousands, except share and per share data

	Nine months ended September 30,
	2016	2015
	Unaudited

Revenues	$22,872	$20,653
Cost of revenues	6,924	6,304

Gross profit	15,948	14,349

Operating expenses:

Research and development, net	6,512	6,674
Sales and marketing	7,559	6,533
General and administrative	4,983	4,604
Adjustment to earn-out consideration	-	(77)

Total operating expenses	19,054	17,734

Operating loss	(3,106)	(3,385)

Other income (loss), net	5	(2)
Financial expenses, net	(201)	(375)

Loss before taxes on income	(3,302)	(3,762)
Tax benefit (expense)	(7)	114

Loss	$(3,309)	$(3,648)

Basic and diluted loss per share	$(0.08)	$(0.11)

Weighted average number of shares used in computing basic loss per share	39,125	32,696

Weighted average numbers of shares used in computing diluted loss per share	39,125	32,696

The accompanying notes are an integral part of the interim consolidated financial statements.

CYREN LTD. AND ITS SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

U.S. dollars in thousands

	Nine months ended September 30,
	2016	2015
	Unaudited

Loss	$(3,309)	$(3,648)

Other comprehensive income (loss):

Foreign currency translation adjustments	402	(1,115)

Comprehensive loss	$(2,907)	$(4,763)

The accompanying notes are an integral part of the interim consolidated financial statements.

CYREN LTD. AND ITS SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

U.S. dollars in thousands, except share data

	Number of outstanding Ordinary shares	Share capital	Additional paid-in capital	Treasury shares	Accumulated other comprehensive income (loss) (*)	Accumulated deficit	Total

Balance as of January 1, 2015	31,396,940	$1,195	$203,030	$(4,277)	$(735)	$(168,154)	$31,059

Issuance of shares upon public offering ($1.65 per share), net of $1,126 issuance expenses	7,666,665	302	11,222	-	-	-	11,524
Issuance of treasury shares upon exercise of options	57,593	-	-	213	-	(60)	153
Stock-based compensation related to options granted to non-employees	-	-	35	-	-	-	35
Stock-based compensation related to employees	-	-	1,031	-	-	-	1,031
Other comprehensive loss	-	-	-	-	(1,655)	-	(1,655)
Loss	-	-	-	-	-	(4,799)	(4,799)

Balance as of December 31, 2015	39,121,198	1,497	215,318	(4,064)	(2,390)	(173,013)	37,348

Issuance of treasury shares upon exercise of options	45,354	-	-	168	-	(97)	71
Stock-based compensation related to options granted to non-employees	-	-	21	-	-	-	21
Stock-based compensation related to employees	-	-	726	-	-	-	726
Other comprehensive loss	-	-	-	-	402	-	402
Loss	-	-	-	-	-	(3,309)	(3,309)

Balance as of September 30, 2016 (unaudited)	39,166,552	$1,497	$216,065	$(3,896)	$(1,988)	$(176,419)	$35,259

(*)       Relates to foreign currency translation adjustments.

The accompanying notes are an integral part of the interim consolidated financial statements.

CYREN LTD. AND ITS SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Nine months ended September 30,
	2016	2015
	Unaudited
Cash flows from operating activities:

Loss	$(3,309)	$(3,648)
Adjustments to reconcile loss to net cash provided by (used in) operating activities:
Loss on disposal of property and equipment	3	5
Depreciation	955	982
Stock-based compensation	747	784
Amortization of intangible assets	2,046	1,169
Accrued interest, accretion of discount and exchange rate differences on credit line	(19)	66
Accretion and change in fair value of earn-out liabilities, net	-	(29)
Deferred taxes, net	(177)	(188)

Changes in assets and liabilities:

Trade receivables	117	1,010
Prepaid expenses and other receivables	(45)	(469)
Change in long-term lease deposits	13	(8)
Trade payables	(261)	(133)
Employees and payroll accruals, accrued expenses and other liabilities	(266)	(578)
Deferred revenues	3,344	(219)
Accrued severance pay, net	55	49
Other long-term liabilities	(3)	-

Net cash provided by (used in) operating activities	3,200	(1,207)

Cash flows from investing activities:

Capitalization of technology	(2,276)	(1,082)
Proceeds from sale of property and equipment	-	5
Purchase of property and equipment	(848)	(619)

Net cash used in investing activities	(3,124)	(1,696)

The accompanying notes are an integral part of the interim consolidated financial statements.

CYREN LTD. AND ITS SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Nine months ended September 30,
	2016	2015
	Unaudited
Cash flows from financing activities:

Proceeds from public offering, net	-	11,632
Payment of earn-out consideration	-	(457)
Proceeds from credit line	-	4,400
Repayment of credit line	(4,150)	(5,200)
Proceeds from options exercised	71	153

Net cash provided by (used in) financing activities	(4,079)	10,528

Effect of exchange rate changes on cash and cash equivalents	62	(23)

Increase (decrease) in cash and cash equivalents	(3,941)	7,602
Cash and cash equivalents at the beginning of the period	16,379	11,063

Cash and cash equivalents at the end of the period	$12,438	$18,665

Non-cash transactions:

Purchase of property and equipment by credit	$(37)	$(206)

The accompanying notes are an integral part of the interim consolidated financial statements.

CYREN LTD. AND ITS SUBSIDIARIES

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 1:-	GENERAL

Cyren Ltd. (henceforth "Cyren") was incorporated under the laws of the State of Israel on February 10, 1991 and its legal form is a company limited by shares. Cyren listed its shares to the public on July 15, 1999 under the name Commtouch Software Ltd. and changed its legal name to Cyren Ltd. in January 2014. Cyren and its subsidiaries, unless otherwise indicated will be referred to in these consolidated financial statements as the "Company".

The Company is engaged in developing and marketing information security solutions for protecting web, email and mobile transactions. The Company sells its cloud-based solutions worldwide, in both embedded and Security-as-a-Service models, to Original Equipment Manufacturers ("OEMs"), service providers and enterprises. The Company operates in one reportable segment, which constitutes its reporting unit.

NOTE 2:-	UNAUDITED INTERIM FINANCIAL STATEMENTS

The accompanying unaudited consolidated interim financial statements have been prepared in accordance with accounting principles generally accepted in the United States for interim financial information. Accordingly, they do not include all the information and footnotes required by accounting principles generally accepted in the United States for complete financial statements. The Company believes that the disclosures are adequate to make the information presented not misleading. These unaudited consolidated interim financial statements should be read in conjunction with the 2015 annual financial statements and the notes thereto.

Operating results for the nine month period ended September 30, 2016, are not necessarily indicative of the results that may be expected for the year ended December 31, 2016.

NOTE 3:-	SIGNIFICANT ACCOUNTING POLICIES

a.	The significant accounting policies applied in the annual financial statements of the Company as of December 31, 2015 are applied consistently in these financial statements. For further information, refer to the financial statements as of December 31, 2015.

b.	Use of estimates:

The preparation of consolidated financial statements in conformity with U.S. GAAP requires management to make estimates, judgments and assumptions. The Company's management believes that the estimates, judgments and assumptions used are reasonable based upon information available at the time they are made. These estimates, judgments and assumptions can affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

CYREN LTD. AND ITS SUBSIDIARIES

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 3:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

c.	Recently issued accounting standards:

In May 2014, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update No. 2014-09, Revenue from Contracts with Customers (Topic 606) (ASU 2014-09), which amends the existing accounting standards for revenue recognition. In August 2015, the FASB issued ASU No. 2015-14, Revenue from Contracts with Customers (Topic 606): Deferral of the Effective Date, which delays the effective date of ASU 2014-09 by one year. The FASB also agreed to allow entities to choose to adopt the standard as of the original effective date. As such, the updated standard will be effective for the Company in the first quarter of 2018, with the option to adopt it in the first quarter of 2017. The Company is still evaluating the effect that the updated standard will have on its consolidated financial statements and related disclosures.

In February 2016, the FASB issued ASU 2016-02, Leases. ASU 2016-02 requires that long-term lease arrangements be recognized on the balance sheet. The standard is effective for interim and annual periods beginning after December 15, 2018, and early adoption is permitted. The Company is currently evaluating the impact of adoption on its consolidated financial statements.

In March 2016, the Financial Accounting Standards Board issued Accounting Standards Update ("ASU") 2016-09, Compensation - Stock Compensation (Topic 718): Improvements to Employee Share-Based Payment Accounting. The amendments in this update change the accounting for certain stock-based compensation transactions, including the income tax consequences and cash flow classification for applicable transactions. The amendments in this ASU are effective for fiscal years beginning after December 15, 2016, and interim periods within those fiscal years. The Company is currently evaluating the impact that this amendment will have on its consolidated financial statements.

NOTE 4:-	COMMITMENTS AND CONTINGENCIES

a.	Cyren Ltd., which was incorporated in Israel, partially financed its research and development expenditures under programs sponsored by the Office of Chief Scientist ("OCS") for the support of certain research and development activities conducted in Israel.

In connection with specific research and development, the Company received $2,611 of participation payments from the OCS. In return for the OCS's participation in these programs, the Company is committed to pay royalties at a rate of 3.5% of the developed product sales for the program, up to 100% of the amount of grants received plus interest at annual LIBOR rate. The Company's total commitment for royalties payable with respect to future sales, based on OCS participations received, net of royalties paid or accrued, totaled $2,123 as of September 30, 2016. For the nine month period ended September 30, 2016, and 2015, $113, and $90, respectively, were recorded as cost of revenues with respect to royalties due to the OCS.

CYREN LTD. AND ITS SUBSIDIARIES

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 4:-	COMMITMENTS AND CONTINGENCIES (Cont.)

b.	Operating leases:

Certain facilities of the Company are rented under non-cancellable operating lease agreements, which expire on various dates, the latest of which is in August 2026.

Facilities rent expenses for the nine months ended September 30, 2016 and 2015 were $801 and $731, respectively.

The minimum future lease payments due under the above agreements (and motor vehicle leases, which expire in 2019), at the exchange rate in effect on September 30, 2016, are as follows:

October 1, 2016 through December 31, 2016	$324
2017	1,537
2018	1,239
2019	925
2020	699
2021	626
2022 and thereafter	922

$6,272

c.	Litigation:

In 2014, the Company entered into arbitral proceedings with the former shareholders of eleven regarding an escrow agreement. Cyren and the former shareholders are disputing an amount of €740 thousand in the escrow account. In addition to the escrow dispute, in January 2015 the former shareholders had initiated claims of €781 thousand from the Company relating to the 2013 earn-out liability under the same purchase agreement.  The Company initiated a counter-claim in the total amount of €2,248 thousand. The former shareholders may claim an additional amount of €1,374 thousand for 2014 and 2015 earn-outs, bringing their total claim to €2,155 thousand, which could be offset by the Company’s counter-claim of €2,248 thousand. The dispute over the escrow amounts does not form a liability for the Company since the escrow funds are held outside of the Company’s balance sheet. Cyren has recognized the liability arising from the earn-out consideration on its balance sheet as of December 31, 2015 and there has been no change in that liability up to September 30, 2016.

On 30 September 2016, a hearing was held for the purpose of taking of witness evidence. Post hearing briefs were submitted on November 11, 2016. A ruling by the tribunal could be expected in the first quarter of 2017.

CYREN LTD. AND ITS SUBSIDIARIES

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 5:-	SHAREHOLDERS' EQUITY

a.	General:

Ordinary shares confer upon their holders the right to receive notice to participate and vote in general shareholder meetings of the Company and to receive dividends, if declared.

b.	Public offering:

On August 17, 2015, the Company completed a public offering of 7,666,665 Ordinary shares, nominal value ILS 0.15 per share at an offering price of $1.65 per share, which includes the full exercise of the underwriter’s overallotment option of 999,999 Ordinary shares. The Company received proceeds of $11,524, which is net of $1,126 issuance expenses.

c.	Employee and directors stock options:

In 1996, the Company adopted the 1996 CSI Stock Option Plan for granting options to its U.S. employees and consultants to purchase Ordinary shares of the Company, which was replaced in 2006 by the 2006 U.S. Stock Option Plan. Until 1999, the Company issued options to purchase Ordinary shares to its Israeli employees pursuant to individual agreements. In 1999, the Company approved the 1999 Section 3(i) share option plan for its Israeli employees and consultants, (which was amended in 2003 and renamed the "Amended and Restated Israeli Share Option Plan"). As of September 30, 2016 an aggregate of 788,604 Ordinary shares of the Company, are still available for future grant to employees and directors.

Options granted under such plans and agreements through September 2005, generally expire after ten years from the date of grant and options granted after September 2005 generally expire six years from the date of grant. Options cease vesting upon termination of the optionee's employment or other relationship with the Company. The options generally vest over a period of four to six years. The per share exercise price shall be no less than 100% of the fair market value per Ordinary share on the date of grant. Any options that are canceled or not exercised within the option term become available for future grant.

d.	Directors stock option plan:

In 1999, the Company adopted the 1999 Directors Stock Option Plan, and in 2008 shareholders approved an extension of the term of this plan through July 13, 2019. The original allotment of Ordinary shares to this plan was 1,263,333. On December 15, 2006, the Company combined the remaining pool of options in the employee stock option plans reserve with the amount of options remaining in the Directors Stock Option Plan reserve.

Each option granted under the Directors Stock Option Plan becomes exercisable at a rate of 1/16th of the shares every three months. Each option has an exercise price equal to the fair market value of the Ordinary shares on the grant date of such option. Until September 2005, each option granted had a maximum term of ten years, and since September 2005, the term of granted options is six years. Options will terminate earlier if the optionee ceases to be a member of the Board of Directors.

CYREN LTD. AND ITS SUBSIDIARIES

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 5:-	SHAREHOLDERS' EQUITY (Cont.)

e.	A summary of the Company's employees and directors share option activity under the plans is as follows:

	Number of options	Weighted average exercise price	Weighted average remaining contractual term (years)	Aggregate intrinsic value

Outstanding at January 1, 2016	4,735,732	$2.92	3.69	$36

Granted	2,589,501	1.62
Exercised	(45,354)	1.56
Expired and forfeited	(1,452,288)	3.19

Outstanding at September 30, 2016 (unaudited)	5,827,591	$2.29	3.85	$1,875

Options vested and expected to vest at September 30, 2016 (unaudited)	5,479,734	$2.50	3.78	$1,686

Exercisable options at September 30, 2016 (unaudited)	2,730,807	$2.93	2.63	$177

Weighted average fair value of options granted during the period		$0.60

As of September 30, 2016, the Company had $1,876 of unrecognized compensation expense related to non-vested stock options, expected to be recognized over a remaining weighted average period of 2.68 years.

f.	The employee and director options outstanding as of September 30, 2016, have been separated into ranges of exercise prices, as follows:

Outstanding				Exercisable
Exercise		Weighted average remaining	Weighted average exercise		Weighted average exercise
price per	Options	contractual	price per	Options	price per
share	outstanding	life in years	share	exercisable	share

$ 1.56 - $ 2.13	2,317,003	5.40	$1.64	205,696	$1.62
$ 2.29 - $ 2.91	1,114,623	2.69	$2.66	854,814	$2.65
$ 3.00 - $ 3.14	1,293,183	3.77	$3.03	727,087	$3.05
$ 3.16 - $ 3.32	595,113	2.95	$3.27	435,541	$3.25
$ 3.41 - $ 3.67	507,669	0.62	$3.48	507,669	$3.48

	5,827,591	3.85	$2.47	2,730,807	$2.93

CYREN LTD. AND ITS SUBSIDIARIES

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 5:-	SHAREHOLDERS' EQUITY (Cont.)

g.	Options to non-employees:

Issuance date	Options outstanding	Exercise price per share	Options exercisable	Exercisable through

February 16, 2012	53,000	$3.16	53,000	Feb-16
February 13, 2013	5,000	$3.14	4,480	Feb-19
August 1, 2013	150,000	$3.08	115,625	Aug-19
May 14, 2014	3,000	$3.32	1,760	May-20
February 18, 2015	3,000	$3.00	1,202	Feb-21
February 10, 2016	40,000	$1.44	5,000	Feb-22

	254,000		181,067

The options vest and become exercisable at a rate of 1/16 of the options every three months.

As of September 30, 2016, the Company had approximately $70 of unrecognized compensation expense related to non-employee, non-vested stock options, expected to be recognized over a weighted average period of 2.59 years.

h.	The total stock-based compensation expense related to all of the Company's equity-based awards, recognized for the nine month periods ended September 30, 2016 and 2015 was as follows:

	Nine months ended September 30,
	2016	2015
	Unaudited

Cost of revenues	$51	$48
Research and development	243	210
Sales and marketing	153	199
General and administrative	300	327

	$747	$784

CYREN LTD. AND ITS SUBSIDIARIES

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 6:-	RELATED PARTIES

a.	Balances with related parties:

	September 30,	December 31,
	2016	2015
	Unaudited

Trade receivables	$226	$226
Allowance for doubtful debts	(226)	(226)

Trade receivables, net	$-	$-

b.	Transactions with related parties:

	Nine months ended September 30,
	2016	2015
	Unaudited

Revenues	$-	$226

Bad debt expenses (*)	$-	$(226)

*)	Recorded under general and administrative expenses on the consolidated statements of operations.

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